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EMAIL: AFREEDMAN@OLSHANLAW.COM

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May 2, 2022

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed April 20, 2022 by Starboard Value LP, et al. (collectively, “Starboard”) File No. 000-30141

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 27, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Starboard. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed April 20, 2022

Reasons for the Solicitation, page 3

1.	Refer to the second paragraph in this section. Please clarify how the Board can (in your view) be both “long-tenured” and “inexperienced.”

We acknowledge the Staff’s comment and respectfully advise the Staff on a supplemental basis that the average tenure of the Board is 13 years with one director having served 20+ years. Despite this overall long-tenure at LPSN, the Board lacks any other U.S. public company board or enterprise software experience, indicating an overall lack of experience. We believe the Proxy Statement adequately explains this as the terms “inexperienced Board” are immediately followed by an explanation of this lack of experience, i.e., “that lacks relevant industry credentials and has no prior U.S. public company board experience.” Further, the overall long-tenure of the Board and lack of relevant experience is further detailed below in the section titled “We Believe the Current Board Lacks U.S. Public Company Board or Industry Experience”.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 2, 2022

Notwithstanding the foregoing, in an effort to alleviate any concerns the Staff may have, we have revised this statement to remove the term “inexperienced” and to indicate that the lack of experience represents Starboard’s views. Please see page 3 of the Proxy Statement.

2.	Revise to provide support for the factual assertions made in this section, including the following statements:
•	“LivePerson has significantly underperformed its potential with total shareholder returns below peers and broader market indices, a persistent valuation gap to its peers, growth deceleration despite strong secular tailwinds, massive cost increases leading to declining profitability, and a failure to achieve its long-term targets...”
•	“This share price underperformance has coincided with a meaningful deterioration in the Company’s financial performance with growth significantly decelerating and operating costs ballooning.”
•	“Our diligence to-date indicates that the Company has best-in-class technology, and its messaging solutions are highly rated by its blue-chip customer base.”
•	“For context, the Company’s current and expected financial performance is far below both the Company’s commitment to stockholders as well as industry standards for enterprise software companies.”

To the extent that support for these statements is included elsewhere in the proxy statement, so indicate in revised disclosure.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff on a supplemental basis that the aforementioned statements are supported by the information disclosed in the following sections of the Proxy Statement and that such statements are meant to summarize the sections that follow and serve as a preamble, which is why they appear in the opening paragraphs of the “Reasons for the Solicitation” section of the Proxy Statement.

To further clarify for the Staff, we note that the aforementioned statements are fully supported by the detailed information and comprehensive analyses set forth under the sections that follow titled “LivePerson Stockholders Have Suffered from Significant Stock Price Underperformance”, “LivePerson Trades at a Persistent and Increasing Valuation Discount to Proxy Peers”, “The Company’s Financial Performance Has Deteriorated as Growth and Profitability Have Both Declined”, “The Company’s 2022 Guidance Signals Further Deterioration in Performance”, “The Company’s Expected 2022 Performance is Far Below its Long-Term Targets and Industry Standards for Enterprise Software Companies”, “We Believe the Company Has Been Unable to Identify and Execute on a Winning Go-To-Market Strategy”, and “We Believe the Company’s Recent Capital Allocation is Concerning”, which sections span pages 3 through 13 of the Proxy Statement.

May 2, 2022

Notwithstanding the foregoing, per the Staff’s request, we have revised these statements in the Proxy Statement to clarify that they are further supported in the sections of the Proxy Statement that follow. We have also further revised the third statement highlighted by the Staff above to clarify that such statement represents Starboard’s belief. Please see page 3 of the Proxy Statement.

Starboard has nominated [Four] Highly Qualified and Independent Individuals to Help Drive Improved Performance at LivePerson, page 15

3.	Explain what specific actions your nominees will take to improve the performance and future prospects of the Company if they are elected to the Board. Specifically describe the “detailed views and plans” to improve the Company’s “operating and governance practices,” referenced on page 16.

We acknowledge the Staff’s comment and respectfully advise the Staff on a supplemental basis that, as of the date hereof, none of the nominees has finalized any specific plans or proposals with respect to the Company. Starboard, along with the assistance of its Nominees, is currently in the process of refining its comprehensive plans for the Company, which it will share with stockholders in the coming weeks, as stated in the cover letter as well as page 16 of the Proxy Statement.

Notwithstanding the foregoing, in an effort to alleviate any concerns the Staff may have, we have revised the Proxy Statement to clarify that Starboard and the Nominees are in the process of finalizing such plans and to provide some additional disclosure regarding such plans. Please see page 16 of the Proxy Statement.

General

4.	We note the disclosure that the Company has a classified board divided into three classes and that you believe the terms of three directors will expire at the Annual Meeting. However, as you know, your proxy statement currently includes four nominees for election to the Board. Footnote 1 on page 5 of the proxy statement indicates that you will adjust the number of nominees (if necessary) once the Company announces the actual number of seats up for election at the Annual Meeting. In our view, adding or deleting nominees represents a significant change to the proxy statement requiring you to file a revised preliminary proxy statement. Please confirm your understanding in your response letter.

Starboard acknowledges the Staff’s comment and hereby confirms that in the event Starboard adjusts its slate of nominees, Starboard will file a revised preliminary proxy statement with the Commission.

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May 2, 2022

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman